Community Bankshares Inc.
'06 annual report

P.E. 12/31/06

AR/S



1-12341

New Energy

First and Foremost, We Are a Community Bank

Community Bankshares, Inc., headquartered in Orangeburg, South Carolina, is a one-bank holding company with assets in excess of $570 million. A new structure, new tools, a new approach, and—as the cover of this report indicates—new energy applied to high quality customer service, have positioned our company and its bank—Community Resource Bank, N.A.—to grow in size, reach and market share. In October, 2006, we combined our four community banks into a single bank, and in January, 2007, our mortgage company, Community Resource Mortgage, Inc., became a division of the bank. The machinery may change, but the values are constant, and we are and remain, first and foremost, a community bank, uniquely connected with the customers and communities we serve. Our new framework, coupled with a strengthened corporate staff and advanced technology, will enable our energetic enterprise to change and grow with the communities we have traditionally served in South Carolina. Each of these is now designated as a separate region of the bank, headed by a regional president, supported by an active, engaged regional board, whose focus will continue to be on local needs, local conditions and local customers—the very heart of community banking.

Community Bankshares Inc. and Subsidiaries

Financial Highlights

(Dollars in thousands, except per share data)	**2006**	2005	2004	2003	2002(1)
	Years Ended December 31,				
INCOME STATEMENT DATA					
Net interest income	**$ 21,553**	$ 20,801	$ 17,843	$ 16,708	$ 14,625
Provision for loan losses	**2,950**	9,637	5,102	1,119	1,033
Noninterest income	**8,306**	8,003	7,278	9,125	7,194
Noninterest expense	**19,227**	17,391	15,039	15,932	12,465
Net income	**5,009**	1,011	3,209	5,635	5,401
PER COMMON SHARE					
Net income—basic	**$ 1.13**	$ 0.23	$ 0.74	$ 1.31	$ 1.42
Net income—diluted	**1.11**	0.22	0.72	1.27	1.38
Cash dividends	**0.44**	0.40	0.40	0.36	0.32
Book value	**11.85**	11.12	11.39	11.10	10.16
BALANCE SHEET DATA (YEAR END)					
Total assets	**$578,517**	$556,836	$512,377	$466,580	$437,320
Loans held for sale	**9,235**	12,447	15,090	8,411	24,664
Loans, net	**405,058**	402,343	389,302	327,900	302,911
Deposits	**483,621**	464,209	423,458	378,704	337,062
Shareholders' equity	**52,624**	48,992	50,027	48,070	43,717
FINANCIAL RATIOS					
Return on average assets	**0.89%**	0.19%	0.67%	1.25%	1.43%
Return on average equity	**9.80%**	1.94%	6.41%	12.17%	15.10%
Net interest margin	**4.08%**	4.12%	3.98%	3.95%	4.14%
OPERATIONS DATA					
Bank's branch offices	**9**	9	9	8	8
Mortgage loan offices	**4**	4	4	3	3
Employees (full-time equivalent)	**195**	194	182	190	175

(1) July, 2002—Ridgeway Bancshares, Inc. acquired.

Positioning for the Future

To Our Shareholders

For Community Bankshares, Inc. and its bank, Community Resource Bank, N.A., 2006 was a year of transition and achievement that has set the stage for strong and continuing growth.

Over the past two years we have reinvented our bank. In 2005, with asset quality issues beginning to surface, we undertook to evaluate every aspect of our business. We scrutinized our loan portfolio, boosted our loan loss reserves, and cleaned up our balance sheet. We hired an experienced chief credit officer and overhauled our lending procedures. We made management changes, added key people to management, and took the first steps toward installing a modern management information system that would tie together all the moving parts of our organization. Perhaps most significant, we developed a new business model which called for combining our four banks into a single, stronger bank.

Throughout 2006 we put some critical pieces of our plans into effect. The initial results have been gratifying.

A SMOOTH TRANSITION

In business making sweeping changes is never easy and seldom smooth. But our transition to a new, single-bank charter was accomplished with remarkably little disruption of our business, distress among our employees or inconvenience to our customers. And for that, great credit is due our management and staff, who planned and executed with skill, dedication and enthusiasm.

Most noticeable, perhaps, was the consolidation of our four community banks into one, which we named Community Resource Bank. Management of the bank moved into an attractive and efficient new headquarters. Each of the former community banks now constitutes a region, and is headed by a regional president who is supported by active, engaged regional boards. The consolidation, which simplified our regulatory environment, was well received by the Office of the Comptroller of the Currency, our primary bank regulator.

The name Community Resource Bank reflects our history and our future as community bankers, along with the positive role our banks have always played in their communities. It also echoes the name of our mortgage banking company, Community Resource Mortgage, which became a division of the bank on January 1, 2007.

A strong brand can be a powerful tool. The Community Resource Bank name will enable us to build brand awareness of the bank and its products and services throughout our South Carolina markets, as well as the broader southeastern market served by our mortgage company.

"The changes we have made, and the resulting new energy, have positioned our bank for strong and sustainable growth and profitability, goals our team is determined to achieve."



Samuel L. Erwin, Chief Executive Officer

Installation of our state-of-the-art Jack Henry SilverLake management information system brought about equally far-reaching changes. Our new core processing system reflects every transaction instantly, giving us a real-time snapshot of any account or the bank itself. Improving the quality and quantity of management information will help management run the bank more effectively. It is already helping us understand better what our customers want and to design products and services to meet their needs. The new system's capabilities will accommodate our growth for years to come.

PREPARING FOR GROWTH

We believe the best way to leverage these strategic improvements to achieve strong, sustainable growth is by moving vigorously into growing markets, such as northeast Richland County, in the expanding Columbia market. During 2006 we relocated our Blythewood branch to a new building in a better location to take advantage of burgeoning commercial and residential development, a move that has already increased our business. To expand our footprint further, we also bought property for an additional branch, on Clemson Road near I-77, which we plan to open in the fourth quarter of 2007, raising our branch total to 10. We hired an additional banker to run it, and also hired a veteran commercial banker to expand our loan portfolio, working out of our loan production office in Columbia.

In our more established banking markets, our community bankers worked hard and successfully during 2006 to maintain market share, despite everyone's focus on implementing our internal initiatives. This contributed to our modest but continuing growth in total assets and deposits, now $578.6 million (up 3.9%) and $483.6 million (up 4.2%), respectively.

Our mortgage banking business, under the energetic leadership of our new Division President, broadened its regional presence early in 2007 by hiring two prominent mortgage bankers. One of these new officers will lead an office in Charlotte, North Carolina, enabling us to enter that vibrant market during the first quarter.

REGAINING OUR MOMENTUM

The financial highlights table on Page 1 portrays an enterprise on the move. The results are not yet what we would like, but represent a dramatic turnaround. Our 2006 net income of $5 million, for example, is the third highest in our history. Diluted earnings per share of $1.11 is our fourth highest ever. Net interest income of $21.6 million and non-interest income set


Net Income
(in millions)
$5.40
$5.64
$3.21
$1.01
$5.01
2002
2003
2004
2005
2006


Loans, Net
(in millions)
$302.9
$327.9
$389.3
$402.3
$405.1
2002
2003
2004
2005
2006


Deposits
(in millions)
$337.1
$378.7
$423.5
$464.2
$483.6
2002
2003
2004
2005
2006

new records. Our loan loss provision dropped sharply, reflecting the improving quality of our loan portfolio.

CHANGE AT THE TOP

At year-end E. J. Ayers, Jr., a founder, original director and for several years chief executive officer of Community Bankshares, Inc., stepped down as Chairman of the Boards of Directors of the holding company and Community Resource Bank. His knowledge, judgment and leadership have been invaluable in the development and success of our banking enterprise. Happily, he remains a member of both boards.

The new chairman is Thomas B. Edmunds of Columbia, a retired Merrill Lynch broker and financial advisor and longtime member of the Community Bankshares board, and, since its creation, the board of Community Resource Bank.

VALUES AND PEOPLE

Despite the changes described above, one thing will not change: our values. We are and will remain a community bank. The essence of community banking is quality personal service—real knowledge of customers, determined efforts to meet their needs, and energetic participation in the community. Our methods of delivering products and services are always subject to improvement, but our values are and will remain constant.

Banking truly is a people business. A constant thread in all our efforts is to find and hire the best person for every position. Attracting and keeping the best people is seldom easy or inexpensive. But the rewards, in growth, efficiency and reduced turnover, are enormous.

A PROMISING FUTURE

The changes we have made, and the resulting new energy, have positioned our bank for strong and sustainable growth and profitability, goals our team is determined to achieve.

We are grateful to our customers and our shareholders for their good will and patience during two trying years, and to our regional board members and our employees for their dedication and hard work, which is now beginning to pay off. We look forward to further gains in 2007 and years to come.

Sincerely,

Samuel L. Erwin

Samuel L. Erwin
Chief Executive Officer

Q & A, with Michael Wolfe, President of Community Resource Bank, N.A., and William W. Traynham, CFO

QUESTION:

ANSWER:



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ANSWER:

A Stronger Bank, A New Beginning

By combining our four community banks into a single bank, with our mortgage company as a division, we have created a strong enterprise that will serve our customers better today and for decades to come.

Community Resource Bank, N.A., with a sound and growing asset and deposit base, is positioned to thrive in South Carolina's highly competitive banking market. With our financial strength, buttressed by a skilled, energetic staff and an efficient new core processing system, we will be able to extend our reach, exploit growth opportunities, and provide the new products and services our customers need. We have not forgotten our roots in the diverse communities we serve, each now designated as a separate region within the bank, nor the traditional values of personal service and local focus that are the essence of community banking. Indeed, with this new beginning, we are prepared to carry those values forward into a bright and challenging future.

Tangible Advantages

Real-time management information, more efficient operations, greater capacity to accommodate growth

Increased lending capacity, strengthening ability to serve larger customers

Strong local focus, plus expanded corporate resources to assist regional operations


COMMUNITY
RESOURCE BANK

Greater convenience for customers, with a broader network of banking locations

Increased ability to build brand recognition, enhancing growth

Serving South Carolina's Local Communities



The community banks that now comprise Community Resource Bank have a history of serving their communities well. Indeed, the strong local focus that is fundamental to successful community banking has long been a hallmark of our banking style.

In each of our banking regions, our bankers take pride in the positive roles they play both in local economic development and in community life. They know their customers and their communities well. Similarly, our regional boards of directors—composed of influential local people who are outstanding in business or other pursuits—have a vital part to play. Our directors are good will ambassadors, the public face of the bank in the communities we serve. Equally important, they are a key new-business development resource for the bank, and thus instrumental in its growth and future.

Community Banking


Ridgeway
Blythewood
Orangeburg
Charleston

A Combination of Strengths



A potent combination of strengths underlies the solid position Community Resource Bank holds in the varied markets it serves.

Despite intense competition in the marketplace for banking services, we are continuing to thrive and grow. In part, our solid market position stems from our community banking tradition of high-quality, locally-oriented, personal service. Through longtime banking and personal relationships, we know our customers extremely well, and they know us. The hard work we put into being an excellent employer helps us hire and retain the best people, who, in turn, create and maintain those relationships.

At the same time, our customers expect convenient, modern banking products and services, efficiently delivered. Our new structure enables us to meet the evolving needs of our customers with a combination of expertise, technology and the caring personal service they have come to expect from us.

In the Community:

- Consistent local focus
- Positive factor in community's economic development
- Regional boards comprised of influential members of the local community
- Active participant in community life
- Strong contributor of resources and staff to local causes

With Our Customers:

- Emphasis on up-to-date, high-quality products and services
- Detailed knowledge of customers and their needs
- Emphasis on caring, personal service
- High value placed on local customers, whether individual or business
- Preference for long-term relationships
- Strength of bank, increased lending capability, advanced systems
- Retention of traditional community banking values, enhanced by growth and consolidation of the bank

With Our Employees:

- The bank is a profitable, growing enterprise, where excellent employees can advance
- Quality service to customers is critical to our success and to individual advancement
- The bank is an enlightened, equal opportunity employer, offering competitive pay and benefits
- Employees are a successful team, and each can make a difference
- Employees are rewarded for initiative and performance, but also held accountable

Promoting Our New, Unified Brand

Community Resource Bank's unified structure and evocative name will enable us to create a powerful brand. We expect the resulting brand awareness to have a positive impact on our earnings and our ability to grow the bank and serve our customers.

Though our eyes are on the horizon, we have not neglected our local roots. Before deciding to combine our four community banks and our mortgage company, we were careful to win the support of our regional boards of directors. Even before choosing a name, we informed our customers, employees, shareholders and communities about the impending change, which piqued wide curiosity, excitement, and interest within our markets. The new name and signage were well received, an important step toward building the brand.

Our new name and logo are already familiar sights at our nine (10 by late 2007) banking offices, our loan production office in Columbia, and a mortgage office in Mt. Pleasant. We plan to open another mortgage office later this year in Charlotte, North Carolina.


COMMUNITY
RESOURCE BANK
CORPORATE HEADQUARTERS





Proactive

Focused







Skilled



We are proud to have a staff often described by our customers as dedicated, loyal, experienced, and caring.

Growing Our People

All great companies count their employees as their greatest asset. Community Bankshares Inc. and Community Resource Bank are no different. We are proud to have a staff often described by our customers as dedicated, loyal, experienced, and caring. The company is committed to supporting that talent with the tools and training essential to providing excellent service, financial advice, and product delivery to our customers. In addition, we are dedicated to being an "employer of choice" among businesses in South Carolina.

In addition to consolidating our family of banks and our mortgage company in 2006, we also armed our staff with a new, state-of-the-art processing system and provided them the essential training to deliver a much higher level of service to our customers.

To ensure that every position is equipped with up-to-date product and service information, our company added a corporate trainer who also provides real-time support to our line bankers when they have questions. In addition, we send bankers to banking schools at Louisiana State University and the South Carolina Bankers Association School at the University of South Carolina.

Community Resource Bank continues to mature in its Performance Culture. Now every employee has a specific job description and performance goals that are reviewed at least annually. Individuals are recognized and rewarded based on performance that includes both quantified and qualitative measures.

Providing job and career enrichment is important to us. Having formal descriptions of jobs and job expectations also makes it possible for us to post job vacancies internally. This allows our people to know what jobs are available and apply for positions for which they are interested and feel qualified.

Company benefits were upgraded substantially in 2006. Improvements were made in both disability and health insurance programs; the company 401(k) match was increased; and a company-wide incentive plan was implemented.

At Community Bankshares Inc. and Community Resource Bank, we are fortunate to have the quality and caliber of employees on staff to serve our communities. We are careful to hire the very best people in our markets, and then we work hard to make certain they are equipped to deliver quality products and services. After all, *they* are the value proposition that makes us the financial institution of choice among our customers!


E. J. Ayers, Jr.


Thomas B. Edmunds

A Changing of the Guard

Banking institutions, like all human endeavors, must adapt and evolve as time passes and conditions change. So, too, must their leadership.

As 2006 came to a close, E. J. (Bob) Ayers, Jr., now 74, stepped down as Chairman of the Board of Community Bankshares, Inc. and its subsidiary, Community Resource Bank, N.A., although remaining on their boards. Fellow board member Thomas B. Edmunds was elected Chairman.

That changing of the guard marks another milestone in the history of our successful community banking enterprise, as well as in Ayers' varied and productive career. An engineer, pilot and farmer, he was one of a group of local business people who founded Orangeburg National Bank in 1987, just 20 years ago. From small beginnings, it became the Community Bankshares of today, with more than $570 million in assets.

In 1996, the bank's founders established Sumter National Bank and in 1998, Florence National Bank, with Community Bankshares as a holding company to own them. Ayers was elevated to Chairman and Chief Executive Officer in 1999, holding both positions through 2004, when Samuel L. Erwin was brought in as CEO.

During that period, he spearheaded two acquisitions that have importantly shaped the present and future of our organization. One, in 2001, was Community Resource Mortgage Co., which added mortgage banking as a major new line of business and extended our reach statewide and beyond.

The second acquisition, in 2002, was the Bank of Ridgeway, chartered in 1898 and South Carolina's oldest community bank. With it came not only assets, deposits and loyal customers but a strong franchise on the northeastern edge of Richland County, a prime growth area. As this vibrant suburban Columbia market has expanded toward Ridgeway, we have moved to meet it with a profitable new branch in Blythewood and another nearby that will open later this year. With its new leadership, a new one-bank structure and higher aspirations, Community Bankshares is expected to derive much of its future growth from this market.

Corporate Information

Board of Directors

E. J. Ayers, Jr.
Orangeburg, SC

Alvis J. Bynum, Vice Chairman
Sumter, SC

Martha Rose Carson
Orangeburg, SC

Anna O. Dantzler
Orangeburg, SC

Thomas B. Edmunds, Chairman
Columbia, SC

Samuel L. Erwin
Orangeburg, SC

Charles E. Fienning
Sumter, SC

J. M. Guthrie
Orangeburg, SC

Richard L. Havekost
Florence, SC

John V. Nicholson, Jr.
Ridgeway, SC

Samuel F. Reid, Jr.
Orangeburg, SC

Charles P. Thompson, Jr.
Orangeburg, SC

Wm. Reynolds Williams
Florence, SC

Corporate Officers

M. Stephen Brakefield
Compliance & Corporate Information Security Officer

Phillip D. Buie
Deputy Chief Financial Officer

Greg G. Burke
Chief Credit Officer

Jo H. Davies
Chief Information Officer

Samuel L. Erwin
Chief Executive Officer

F. Ralph Faulling
Chief Operations Officer

Cheri E. Fogle
Director, Information Services

Ginger S. Risher
Controller

Jeffrey R. Scott
Director, Human Resources

William W. Traynham
Chief Financial Officer

Michael A. Wolfe
President,
Community Resource BanK

Subsidiary Officers

Keith W. Buckhouse
Florence Regional President

Donna (Sissie) Childress
Mortgage Division President

William E. Howard, Jr.
Midlands Regional President

Robert B. Smith
Sumter Regional President

Matthew W. Way
Orangeburg Regional President

Annual Meeting

The Annual Meeting of Stockholders will be held at Carolina Room, Orangeburg Mall, 1214 St. Matthews Road, Orangeburg, SC 29115 at 3:00 p.m., Monday, May 21, 2007.

Stock Listing

The Company's common stock is listed on the American Stock Exchange under the symbol "SCB."

Corporate Counsel

Haynsworth Sinkler Boyd, P.A.
Attorneys at Law
22nd Floor, Capital Center
1201 Main Street
PO Box 11889
Columbia, SC 29211-1889

Independent Auditors

J.W. Hunt and Company, LLP
Certified Public Accountants
Middleburg Office Park
1607 St. Julian Place
PO Box 265
Columbia, SC 29202

Annual Report on Form 10-K

For more detailed financial information refer to the Form 10-K. A copy of the Company's Form 10-K for the year ended December 31, 2006 will be furnished without charge to stockholders upon written request to Investor Relations, Community Bankshares Inc., PO Box 2086, Orangeburg, SC 29116-2086; call (803) 535-1060; or e-mail ir@communitybanksharesinc.com

Transfer Agent and Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
www.rtco.com

If you have any questions concerning your stockholder account, call our transfer agent, noted above, at (800) 368-5948. This is the number to call if you require a change of address, records or information about lost certificates.



First row— Anna Dantzler, Bob Ayers, John Nicholson, Thomas Edmunds, Richard Havekost, J. M. Guthrie, Martha Rose Carson. Second row— Reynolds Williams, Sam Reid, Sam Erwin, Alvis Bynum, Chuck Fienning. Not present—Charles Thompson.

designed by curran & connors, inc / www.curran-connors.com

Community Bankshares Inc.
Community Resource Bank
102 Founders Court
Orangeburg, SC 29118
Phone: 803.535.1060
www.communitybanksharesinc.com

END